BAKIT JALIL GLOBAL ACQUISITION 1 LTD.

October 21, 2024

Mr. Dave Edgar

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Bukit Jalil Global Acquisition 1 Ltd.
Form 10-K for the Year Ended December 31, 2023 Form 10-Q for the Quarterly Periods Ended March 31, 2024 and June 30, 2024 File No. 001-41729

Dear Mr. Edgar:

This letter is in response to the letter dated October 10, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Bukit Jalil Global Acquisition 1 Ltd. (the “Company,” “we,” and “our”).  For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly.

Form 10-Q for the Quarterly Periods Ended March 31, 2024 and June 30, 2024

Item 4. Controls and Procedures

Changes in Internal Control over Financial Reporting, page 26

1.

We note management determined your internal control over financial reporting (ICFR) and disclosure controls and procedures (DCPs) were not effective as of December 31, 2023 due to a material weakness related to your preparation and review of the cashflow statement. We further note that management determined your DCPs were effective as of March 31, 2024 and June 30, 2024 and you disclose that there were no changes in ICFR during these periods that have materially affected, or are reasonably likely to materially affect, your ICFR. Please explain, and revise as necessary to clarify, how you remediated the material weakness in ICFR that you identified as of December 31, 2023. To the extent such weakness has not been remediated, tell us how management concluded that your DCPs were effective to date in fiscal 2024 or revise your conclusions accordingly.

Response:  We respectfully advise the Staff that previously, management identified a material weakness in the Company’s internal controls over financial reporting which existed as of December 31, 2023 due to ineffective preparation and review of the cashflow statements. In particular, during the process of preparing the financial statements for the year ended December 31, 2023, our auditor identified that the Company inadvertently omitted the reclassification of the proceeds of the initial public offering of the Company, subject to redemption from supplemental disclosure of noncash investing and financing activities in the cashflow statements. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Since then, management has taken remediation measures including without limitation, performing additional review and analyses as deemed necessary to properly present and disclose cash flows in accordance with the U.S. GAAP, as a result of which, management reasonably concluded that such material weakness has been remediated as of March 31, 2024. Contemporaneously, we are submitting via Edgar the Amendment No. 1 on Form 10-Q/A (the “Amendment”) to the Quarterly Report on Form 10-Q of the Company, for the quarterly period ended March 31, 2024, originally filed with the Commission on May 15, 2024,  to revise disclosure in Part I Item 4: “Controls and Procedures” by incorporating additional information in connection with the remediation of the material weakness. Since the material weakness has been remediated as of March 31, 2024, and there were no changes in our internal control over financial reporting during the quarter ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, the disclosure in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 remains unchanged.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

[Signature Page Follows]

By:	/s/ Seck Chyn "Neil" Foo
Seck Chyn "Neil" Foo
Chief Executive Officer

Arila Zhou, Esq.

Robinson & Cole LLP

[signature page to the SEC response letter]

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